UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
Rewards Network Inc.
(Name of Subject Company)
EGI Acquisition, L.L.C.
(Offeror)
A wholly-owned subsidiary of
EGI Acquisition Parent, L.L.C.
(Parent of Offeror)
KMJZ Investments, L.L.C.
Chai Trust Company, LLC
(Other Persons)
(Name of Person(s) Filing Statement)
COMMON STOCK, $0.02 PAR VALUE PER SHARE
(Title of Class of Securities)
893767103
(CUSIP Number of Class of Securities)
Jonathan D. Wasserman, Esq.
c/o Equity Group Investments, L.L.C.
Two North Riverside Plaza, Suite 600
Chicago, IL 60606
(312) 454-1800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)
Copy to:
Peter C. Krupp, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 N. Wacker Drive
Chicago, IL 60606
(312) 407-0700
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.	N/A	Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This filing relates solely to preliminary communications made before the commencement of a planned tender offer by EGI Acquisition, L.L.C., a Delaware limited liability company (the “Purchaser”), a wholly-owned subsidiary of EGI Acquisition Parent, L.L.C., a Delaware limited liability company (the “Parent”), for all of the outstanding common stock of Rewards Network Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated October 28, 2010, among the Parent, the Purchaser and the Company. Parent is controlled by KMJZ Investments, L.L.C., a Delaware limited liability company (“KMJZ”), as Parent’s non-member manager. KMJZ is controlled by Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”), by virtue of Chai Trust being the trustee of each of the various trusts established for the benefit of members of the family of Samuel Zell that directly own KMJZ.
     The exhibit is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this filing has not commenced. At the time the offer is commenced, the Purchaser will file a combined tender offer statement and Rule 13e-3 Transaction Statement under cover of Schedule TO with the Securities and Exchange Commission, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 and a transaction statement on Schedule 13E-3, with respect to the offer. The combined tender offer statement and Rule 13e-3 Transaction Statement (including an offer to purchase, a related letter of transmittal and other offer documents) the transaction statement and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.
     Exhibit Index

Exhibit	Description
99.1	Press Release dated October 28, 2010